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19007908

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-68386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCMS CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 THIRD AVENUE, 27TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL LIPMAN (212) 453-2558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN, KOENIGSBERG & PARKER, LLP
(Name – *if individual, state last, first, middle name*)

1675 BROADWAY, 20TH FL	NEW YORK	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ROBERT GOLDSMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCMS CAPITAL ADVISORS, LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE AU YEUNG
Notary Public - State of New York
NO. 01AU6376231
Qualified in Queens County
My Commission Expires Jun 4, 2022

Signature

PRESIDENT & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKP | Spielman Koenigsberg
& Parker, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of BCMS Capital Advisors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BCMS Capital Advisors, LLC, as of December 31, 2018, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of BCMS Capital Advisors, LLC as of December 31, 2018, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BCMS Capital Advisors, LLC's management. Our responsibility is to express an opinion on BCMS Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BCMS Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1675 Broadway, 20th Floor, New York, NY 10019 | T: 212. 453. 2500 | SKPNY.COM

SKP | Spielman Koenigsberg
& Parker, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Supplemental Information

The Schedule of Computation of Net Capital under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of BCMS Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of BCMS Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of Computation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spielman Koenigsberg & Parker, LLP

We have served as BCMS Capital Advisors, LLC's auditor since 2010.

New York, New York
February 25, 2019

BCMS CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Assets	
Current	
Cash and cash equivalents	$ 702,383
Due from parent company	97,490
Prepaid expense	1,241
Total assets	$ 801,114
Liabilities	
Total liabilities	-0-
Member's equity	801,114
Total liabilities and member's equity	$ 801,114

The accompanying notes are an integral part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2018

Revenue	$ 4,228,374
Expenses	
Salaries and related taxes	$ 441,391
Professional fees	145,175
Rent expense	129,021
Guaranteed payments	104,125
Settlement	50,000
General and administrative	29,935
Insurance	16,554
Regulatory fees	10,590
Total expenses	926,791
Net income	$ 3,301,583

The accompanying notes are an integral part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2018

Member's equity, beginning of year	$ 299,531
Capital distributions	(2,800,000)
Net income	3,301,583
Member's equity, end of year	$ 801,114

The accompanying notes are an integral
part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 3,301,583
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	25,000
Due from parent company	(93,888)
Prepaid expense	(1,241)
Decrease in:	
Accounts payable and accrued expense	(26,929)
Net cash provided by operating activities	3,204,525
Cash flows from financing activities:	
Capital distributions	(2,800,000)
Net cash used in financing activities	(2,800,000)
Net increase in cash	404,525
Cash and cash equivalents, beginning of year	297,858
Cash and cash equivalents, end of year	$ 702,383

The accompanying notes are an integral part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2018

1. Organization

BCMS Capital Advisors, LLC ("BCMS" or the "Company") is a New York single member limited liability Company that was formed on August 14, 2009. BCMS is a 100% owned subsidiary of BCMS Corporate LLC. Effective August 30, 2010, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is currently engaged in finding buyers and sellers of businesses, effecting or facilitating securities transactions and consulting and advisory services relating to the acquisition of business enterprises. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph(k)(2)(i) of that rule.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Revenue Recognition

Receivables from customers are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Advisory services are primarily comprised of merger and acquisition advice and structuring the purchase and sale of business and securities transactions. There were no unsatisfied performance obligations at December 31, 2018.

The Company's advisory revenue consist of success fees and deferred fees. Deferred fees are generally structured as seller's notes, earn out fees, or cash held in escrow accounts. Future cash payments are released based on future quantitative requirements or the expiration of most indemnities. The Company recognizes deferred fees when future quantitative measures are met by the seller and the indemnity of the Company expires. There were no unsatisfied performance obligations at December 31, 2018. See Note 7 for further detail.

Income Taxes

The Company is a pass-through entity for federal and state purposes, so no tax provision is recorded. For New York City purposes, UBT tax is based on taxable income allocated to New York City on a consolidated return with its parent company, BCMS Corporate. BCMS Corporate has a carryforward credit that will result in no taxes payable.

Accounts Receivable

Receivables from customers are reported at their outstanding principal balance, adjusted for any allowance of doubtful accounts. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers and other information. The Company estimates an allowance for doubtful accounts based on credit worthiness of its customers as well as general economic conditions, and evaluates credit risks associated with its customers on a continuous basis. There were no accounts receivable as of December 31, 2018. There was no allowance for doubtful accounts considered to be necessary as of December 31, 2018.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Accordingly, actual results could differ from those estimates.

3. Concentration of Credit Risk

The Company maintains its cash balances at financial institutions located in the New York metropolitan area. Concentrations of credit risk include cash on deposit with financial institutions amount to $728,284 at December 31, 2018, which is insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC").

4. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day but net capital was $702,383 as of December 31, 2018. The Securities and Exchange Commission required net capital was $5,000 and excess net capital was $697,383 as of December 31, 2018.

6. Related Party Transactions

The Company is a wholly owned subsidiary of BCMS Corporate LLC (the "Parent"). The Company and the Parent entered into an expense sharing agreement for the allocation of certain expenses of the Company and payment thereof by the Parent. The Company is also a sub-lessee of the Parent's several offices, in which both the Company and Parent reside. The Parent allocates rent to the Company on a per usage basis. This agreement is in compliance with the applicable SEC and FINRA rulings and interpretations. The total expenses allocated to the Company from the Parent were $895,823 during 2018. The Company was owed $97,490 from the Parent, for the allocation of certain expenses as of December 31, 2018.

7. Commitments and Contingencies

The Company structures advisory service fees received into success fees, recognized on the contract execution date, and deferred fees. The buyers and sellers of facilitated securities transactions performed by the Company set aside escrow accounts that are released upon completion of future performance levels. The Company receives a percentage of the amounts held in escrow. The Company was not eligible to receive any fees held in escrow as of December 31, 2018.

The Company is in discussions regarding a legal claim arising in the ordinary course of business. The outcome of this matter is currently not determinable.

8. Subsequent Events

The Company has evaluated subsequent events through February 25, 2019, the date on which the financial statements were available to be issued and determined there were no events which required disclosure.

SUPPLEMENTARY INFORMATION

BCMS CAPITAL ADVISORS, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

December 31, 2018

Member's equity	$ 801,114
Less: nonallowable assets:	
Total non-allowable assets	(98,731)
Net capital	702,383
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $5,000)	5,000
Capital in excess of minimum requirement	$ 697,383
Schedule of Aggregate Indebtedness	
Total liabilities	$ -
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	0.00 : 1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA filing as of December 31, 2018.

SKP | Spielman Koenigsberg & Parker, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of BCMS Capital Advisors

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) BCMS Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BCMS Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (exempt provisions) and (2) BCMS Capital Advisors, LLC stated that BCMS Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BCMS Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BCMS Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spielman Koenigsberg + Parker, LLP

New York, New York
February 25, 2019

BCMS CAPITAL ADVISORS, LLC
EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5
For the Year Ended December 31, 2018

BCMS Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

BCMS Capital Advisors, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Robert Goldsmith, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Robert Goldsmith, President

Date: 2/25/19